

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 19, 2024

Christopher Senner
Executive Vice President and Chief Financial Officer
EXELIXIS, INC.
1851 Harbor Bay Parkway
Alameda, CA 94502

> **Re: EXELIXIS, INC.**
> **Form 10-K for the Year Ended December 29, 2023**
> **Filed February 6, 2024**
> **File No. 000-30235**

Dear Christopher Senner:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 29, 2023 filed February 6, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 73

1. Please address the following regarding your disclosure on page 76 that you "do not track fully burdened research and development expenses on a project-by-project basis."
    - Revise your disclosure in future filings to clarify whether you do or do not track your research and development expenses by project on something less than a fully burdened basis.
    - To the extent you do track any research and development expenses on a project-by-project basis, revise to provide a breakdown of the expenses tracked by project.
    - Please provide us with your proposed disclosure.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Vanessa Robertson at 202-551-3649 or Kevin Vaughn at 202-551-3494 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences